SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06009211

AB 6/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 23 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 41920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrington Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduard Bagdasarian (310) 479-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

1601 Cloverfield Boulevard, Suite 300 South Santa Monica, CA 90404
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 16 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eduard Bagdasarian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrington Associates, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 23rd (Date) day of February (Month), 2006 (Year), by

(1) Eduard Bagdasarian (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Lisa Williams Rom
Signature of Notary Public

LISA WILLIAMS ROM
Commission # 1448841
Notary Public - California
Los Angeles County
My Comm. Expires Nov 2, 2007

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: Feb. 23 2006 (date signed) Number of Pages: 1

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BARRINGTON ASSOCIATES
FINANCIAL STATEMENTS
AND
AUDITORS' REPORT
DECEMBER 31, 2005

BARRINGTON ASSOCIATES

TABLE OF CONTENTS

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Barrington Associates:

We have audited the accompanying statements of financial condition of Barrington Associates (the Company) as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 24, 2006

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

BARRINGTON ASSOCIATES
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 2,398,820	$ 2,336,735
Accounts receivable	118,187	138,657
Marketable securities	825	1,650
Prepaids and other current assets	-	35,168
Total current assets	2,517,832	2,512,210
Property and equipment, net	490,625	276,660
Deposits and other assets	82,667	96,103
Total assets	$ 3,091,124	$ 2,884,973
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 194,847	$ 81,832
Current portion of capitalized lease obligations	995	3,336
Security deposit	-	8,716
Total current liabilities	195,842	93,884
Capitalized lease obligations, net of current portion	-	995
Total liabilities	195,842	94,879
Commitments (Notes 3, 4 and 6)		
Shareholders' equity:		
Common stock, no par value;		
Series A - 500,000 shares authorized, 103,090 shares issued and outstanding	4,950	4,950
Series B - 500,000 shares authorized, 6,312 shares issued and outstanding	1,941,216	1,941,216
Retained earnings	949,116	843,928
Total shareholders' equity	2,895,282	2,790,094
Total liabilities and shareholders' equity	$ 3,091,124	$ 2,884,973

See notes to financial statements.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Barrington Associates (the Company) is a California corporation, which was incorporated in 1984. The Company is a private investment-banking firm headquartered in Los Angeles, California which provides expert merger and acquisition and corporate finance services. The Company is a registered broker-dealer with the National Association of Securities Dealers (NASD).

Method of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The Company files its income tax returns on the cash basis of accounting.

Revenue Recognition

Revenue from investment banking services is recognized when services are performed and earned as determined in the agreement with the client. Investment banking fees include non-refundable engagement fees and contingency fees. Non-refundable fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Cash and Cash Equivalents

For the purpose of presentation in the Company's statements of cash flows, cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash and (b) so near to maturity that they present insignificant risk of change in value due to changing interest rates.

Property and Equipment

Property and equipment are recorded at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for repairs are expensed as incurred and additions, renewals and betterments are capitalized.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company is subject to the provisions of Statement of Financial Accounting Standards No. 144. SFAS No. 144 requires impairment losses to be recorded on long-lived assets when indicators of the impairment are present and the undiscounted cash flows estimated to be generated by those assets (excluding interest) are less than the carrying amount of the assets. In such cases, the carrying value of assets to be held and used are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less selling expenses. No impairment losses were recognized in 2005 or 2004.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses of approximately $151,000 and $142,000 were incurred in 2005 and 2004, respectively.

Income Taxes

The Company is taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions the shareholders are liable for income tax on their respective shares of the Company's taxable income. In addition, there is a 1.5% tax on the Company's taxable income for state purposes with a minimum tax of $800. Accordingly, no liability or provision for federal income taxes attributable to S Corporation operations are included in the accompanying financial statements, nor are any deferred taxes provided for temporary differences between tax and financial reporting since the tax effect of the timing differences are not significant.

Marketable Securities

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available for sale. Marketable securities are recorded at fair market value, using public data for companies that are listed on stock exchanges and management's estimates for private investments where no public data is available. There was a loss of $825 due to the expiration of stock warrants in 2005.

Realized and unrealized gains and losses are determined on the basis of specific identification.

Concentration of Credit and Business Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit and Business Risk (Continued)

The Company maintains most of its cash balances at a financial institution located in Los Angeles, California. Accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times, such balances are in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations of credit risk with respect to accounts receivable are limited. Generally, the Company does not require collateral or other security to support accounts receivable. Management continually monitors the financial condition of these companies to reduce the risk of loss. The Company did not believe it necessary to provide for an allowance for uncollectible receivables as of December 31, 2005 and 2004.

During the years ended December 31, 2005 and 2004, the Company had two and four clients, respectively, that each accounted for more than 10 percent of its revenue.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31:

	2005	2004	Life in Years
Office equipment	$ 295,640	$ 270,666	5 – 7
Furniture and fixtures	327,785	322,873	5 – 7
Computer equipment	389,875	313,815	5
Leasehold improvements	57,939	20,603	31.5
Equipment under capital leases	87,722	87,721	5
Software	247,691	106,112	3
Commissions	-	9,246	1.5
	1,406,652	1,131,036	
Less: accumulated depreciation	(916,027)	(854,376)	
	$ 490,625	$ 276,660	

NOTE 3. CAPITALIZED LEASE OBLIGATION

The Company leases equipment under a capital lease obligation which expires in March 2006. The capitalized fair value of the equipment is being depreciated over five years (Note 2).

NOTE 4. COMMITMENTS

(i) Office Leases

The Company has commitments related to office facility leases and vendor arrangements. During 2005, the Company renegotiated its office leases and entered into new lease agreements under operating leases expiring through January 2012. In addition, the sub-lease agreement in effect as of December 31, 2004 was not renewed in 2005. The leases currently require total monthly rental payments of approximately $57,000, increasing by specified amounts, as defined in the respective lease agreement.

The minimum noncancelable lease commitments are as follows:

Year Ending December 31,	Amount
2006	$ 688,755
2007	686,948
2008	647,624
2009	668,804
2010	674,306
Thereafter	684,598
Total	$ 4,051,035

Office rental expense for the years ended December 31, 2005 and 2004 was $437,580 and $523,594, respectively, which is net of sublease income of $115,070 and $126,239, respectively.

NOTE 5. PROFIT SHARING PLAN

The Company has a profit sharing plan that covers certain employees. Contributions are made at the discretion of the board of directors subject to plan and statutory limitations. Contributions made to the plan for the years ended December 31, 2005 and 2004 amounted to $153,436 and $156,054, respectively. At December 31, 2005 and 2004, there were no accrued contributions.

NOTE 6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) (rule 15c3-1), which requires the maintenance of a minimum level of net capital of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, both as defined, and a maximum aggregate indebtedness to net capital ratio of 15 to 1. At December 31, 2005, the Company had net capital of $2,159,222, which exceeded the minimum requirement of $13,056 by $2,146,166 and had a net capital ratio of .09 to 1. The Company anticipates making capital distributions in the future, but the distributions will not cause the Company to be in violation of its net capital requirements.

NOTE 7. STOCK OPTIONS

The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As permitted by existing accounting standards the Company has elected to continue to apply the intrinsic value based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and vested awards in each period.

	2005	2004
Net income as reported	$ 9,334,300	$ 2,114,008
Deduct stock-based employee compensation expense determined under fair-value based method	(104,304)	(87,399)
Pro forma net income	$ 9,229,996	$ 2,026,609

The per share weighted average fair value of stock options granted during 2005 was $79 (There were no stock options granted during 2004) on the date of grant using the minimum-value method with the following weighted average assumptions: expected dividend yield 0.0%, risk-free interest rate of 3.6%, and an expected life of 5 years.

NOTE 7. STOCK OPTIONS (Continued)

Summary stock option activity during the periods indicated is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2003	5,470	$ 475
Granted	-	-
Exercised	-	-
Canceled	-	-
Balance, December 31, 2004	5,470	475
Granted	5,470	475
Exercised	-	-
Canceled	(2,735)	-
Balance, December 31, 2005	8,205	$ 475

	Options Outstanding		
Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
$475	8,205	6.6	1,641

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Barrington Associates:

In planning and performing our audit of the statement of financial condition of Barrington Associates (the Company), as of December 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC) we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

301 North Lake Avenue, Suite 300 ~ Pasadena, California 91101
1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than those specified parties.

Stonefield Josephson [signature]

Santa Monica, California
January 24, 2006